PACIFIC RIM MINING CORP.
Interim Consolidated Balance Sheets
(Prepared by management)
in thousands of US dollars

	January 31	April 30
	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$629	$1,463
Bullion inventory (market value: 2005 - $490; 2004-as stated) (note 3)	125	1,301
Total: Cash and cash equivalents and bullion	754	2,764
Receivables	57	118
Inventories (note 5)	290	2,930
	1,101	5,812
Property, plant and equipment (note 6)	4,246	5,102
Closure fund (note 8)	3,091	3,119
	$8,438	$14,033

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,124	$1,761
Loan payable (note 8)	-	828
Accrued closure and pension costs - current portion (note 8)	132	190
	1,256	2,779
Accrued closure and pension costs (note 8)	1,765	1,636
	3,021	4,415

Shareholders' Equity
Share capital (note 9)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
80,517,194 shares outstanding (80,483,994 @ Apr. 30/04)	57,846	57,690
Deficit	(52,429)	(48,072)
	5,417	9,618
	$8,438	$14,033

Signed on behalf of the Board:

"Thomas C. Shrake" Director

"David K. Fagin” Director

     See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of (Loss) and Deficit (Prepared by management)
in thousands of US dollars (except per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2005	2004	2005	2004
Revenues
Sales	$2,675	$3,318	$8,943	$9,903

Cost of sales
Operating costs	1,953	3,157	7,856	9,998
Depreciation, depletion and amortization	29	293	873	977
	1,982	3,450	8,729	10,975
Gain on sale of equipment	(29)	-	(888)	-
	1,953	3,450	7,841	10,975
Mine operating income (loss)	722	(132)	1,102	(1,072)

Expenses
Exploration
- direct	1,147	1,194	5,025	3,254
- stock-based compensation	4	-	13	-
General and administrative
- direct	276	194	717	574
- stock-based compensation	41	-	128	-
Interest expense	5	12	18	41
Foreign exchange	10	7	(112)	(1)
Interest income	(30)	(71)	(88)	(132)
	1,453	1,336	5,701	3,736
Loss before unusual item	(731)	(1,468)	(4,599)	(4,808)
Recovery of Investment in Andacollo Mine	94	132	242	400
Loss for the period	(637)	(1,336)	(4,357)	(4,408)
Deficit - beginning of period	(51,792)	(44,285)	(48,072)	(41,213)
Deficit - end of period	$(52,429)	$(45,621)	$(52,429)	$(45,621)

Per share:
Loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.05)	$(0.06)
Weighted average shares o/s during period	80,517,194	79,148,768	80,494,226	78,888,209

See accompanying notes

PACIFIC RIM MINING CORP.
Interim Consolidated Statements of Cash Flow
(Prepared by management)

In thousands of US dollars
(unaudited)	Three Months Ended		Nine Months Ended
	January 31		January 31
	2005	2004	2005	2004
Operating Activities
Loss for the period	(637)	$(1,336)	$(4,357)	$(4,408)
Adjustments to reconcile net (loss) to cash flow
provided
by (used for) operating activities:
Depletion, depreciation and amortization	4	206	732	694
Accrued closure and pension costs	25	87	497	283
Stock-based compensation	45	-	141	-
Foreign exchange loss (gain)	10	7	(112)	(1)
Net interest earned on closure sinking fund	(23)	(49)	(62)	(78)
Gain on sale of surplus equipment	(29)	-	(888)	-
	(605)	(1,085)	(4,049)	(3,510)
Accounts payable and accrued liabilities	(128)	471	(637)	783
Closure cost expenditures	(146)	(220)	(285)	(1,483)
Due to related parties	-	(880)	-	(850)
Inventories	537	1,924	3,816	6,073
Receivables	51	(203)	61	(289)
Cash flow provided by (used for) operating activities	(291)	7	(1,094)	724

Investing Activities
Purchases of property, plant and equipment	(24)	(82)	(24)	(402)
Proceeds from sale of property, plant and equipment	3	72	877	132
Reclamation sinking fund withdrawal	76	238	108	348
Cash flow provided by investing activities	55	228	961	78

Financing Activities
Loan repayments	(828)	(1,021)	(828)	(1,021)
Issuance of share capital	-	521	15	537
Cash flow provided by financing activities	(828)	(500)	(813)	(484)

Foreign exchange	(10)	(7)	112	1

Net increase (decrease) in cash and cash equivalents	(1,074)	(272)	(834)	319
Cash and cash equivalents, beginning of period	1,703	1,698	1,463	1,107
Cash and cash equivalents, end of period	629	$1,426	$629	$1,426
Non-Cash Transactions: Stock based compensation	$45	$-	$141	$-
Accrued closure costs	$25	$87	$497	$283

See accompanying notes

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration license areas, known as El Dorado, located in El Salvador and exploration interests in mineral claims in the United States, Argentina and Chile.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Dayton Acquisition Inc., 449200 B.C. Ltd., and Pacific Rim El Salvador S.A. De C.V. Also included in these interim consolidated financial statements are the accounts of the Company’s wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal period ended April 30, 2004.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report for the year ended April 30, 2004 (the “Annual Report”).

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods, please refer to the Company’s “Annual Report.”

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

3.	Bullion Inventory

Unsold bullion inventory is valued at the lower of cost and fair market value. Details are as follows:

	January 31, 2005		April 30, 2004
	Gold	Silver	Gold	Silver
Ounces at refinery	878	18,087	2,727	39,600
Value per oz. ($/oz.)–lower of cost and market	142.00	-	390.00	6.00
Value	$125	-	$1,064	237
Total bullion value	$125 (cost)		$1,301 (market)

4.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion inventory, receivables, closure fund, accounts payable, loan payable and accrued closure and pension costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.	Inventories

Details are as follows:

	January 31,	April 30,
	2005	2004
Production inventory	$290	$2,696
Supplies inventory	-	234
	$290	$2,930

6.	Property, Plant and Equipment

Details are as follows:

	January 31,	April 30,
	2005	2004
Cost	$9,478	$10,320
Accumulated depreciation and write-downs	(5,232)	(5,218)
	$4,246	$5,102

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

7.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in an exploration area in El Salvador, known as El Dorado.

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to a 2% NSR held by the government of El Salvador.

By option agreement dated April 2, 2004, the Company has agreed to acquire a parcel of land near the El Dorado property for future plant site purposes. To exercise its option, the Company has paid a $14 initial lease payment, $14 is due on or before April 1, 2005 and $971 on or before November 1, 2006.

The Company previously held under option agreement an exploration area known as La Calera. During the quarter ended October 31, 2004, the Company determined that it currently has no further interest in the exploration potential of the property and has terminated the option agreement.

	b)	Other Exploration Properties

The Company has exploration rights to other “grass roots” exploration properties in the state of Nevada – USA, Argentina and Chile.

	c) (i)	Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in the joint venture is summarized as follows:

	January 31,	April30,
	2005	2004
Current assets	$355	4,434
Property, plant and equipment	37	878
Closure fund	3,091	3,119
Current liabilities	(1,030)	(2,061)
Long-term liabilities	(1,765)	(1,636)
Net assets	$688	4,734

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

7.	Mineral Properties – Continued

	c) (i)	Denton – Rawhide Joint Venture – Continued

The condensed statements of Income (Loss) reflecting the Company’s 49% interest in the joint venture are as follows:

	Three Months Ended		Nine Months Ended
	January	January	January	January
	31, 2005	31, 2004	31, 2005	31, 2004
Sales	$2,675	$3,318	$8,943	$9,903
Costs of sales	(1,982)	(3,450)	(8,729)	(10,975)
	693	(132)	214	(1,072)
Gain on sale of equipment	29	-	888	-
Net income (loss) before taxes	$722	$(132)	$1,102	$(1,072)

The condensed statements of cash flows reflecting the Company’s 49% interest in the joint venture are as follows:

	Three Months Ended		Nine Months Ended
	January	January	January	January
	31, 2005	31, 2004	31, 2005	31, 2004
Cash flow provided by Denton
Rawhide operations	$1,221	$1,214	$4,978	$4,063
Cash flows provided by (used
for) investment activities	(21)	(9)	853	(269)
Cash flows from financing
activities	76	238	108	348
Net cash flow	$1,276	$1,443	$5,939	$4,142

c) (ii)
By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners - “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business, operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the scheduled closing date of October 31, 2006. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Closure Fund, Accrued Closure and Pension Costs and Loan Payable

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation (“Kinross”), who was a major shareholder of the Company, a principal amount of $2,118 for Kinross’ interest in the reclamation and severance trust funds (“Closure Fund”) held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was repaid on December 31, 2003 and the balance of $828 was paid on December 31, 2004.

Kinross became a non-related party to the Company in December 2003 by virtue of its disposal of its entire shareholdings in the Company.

The closure trust funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at January 31, 2005 was approximately $3,200 (Cost - $3,091). The closure trust funds are provided as security to the mine operator for the estimated closure and pension liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2004
Short term	$190
Long term	1,636	1,826
Add: Pension liability accruals*		356
Less: Reclamation expenditures during the period (nine months)		$(285)
Accrued closure costs – January 31, 2005
Current portion	$132
Long term portion	1,765	$1,897

At January 31, 2005, closure trust funding is in excess of estimated total closure cost liabilities. Excess funding available for the estimated closure liabilities is not available to the Company until reclamation activities are completed and is reserved for unforeseen contingencies that might arise before the reclamation activity is completed. Completion date of the reclamation work cannot be reasonably estimated at this time.

*The Company has determined that additional post retirement benefit liabilities have accrued relating to employees of the Rawhide Joint Venture. The current and long term portions of the estimated liability have been recognized on the interim consolidated balance sheet with a corresponding charge to mine operating income. The Rawhide Joint Venture operator is currently reviewing past accounting treatment of post retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

9.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares, as approved by shareholders on September 22, 2004. Details of share capital activity for the period May 1, 2004 to January 31, 2005 are as follows:

	Number of Shares	Amount
Balance – April 30, 2004	80,483,994	$57,690
Stock based compensation for the nine month period	-	141
Common shares issued during period – options exercised	33,200	15
Balance – January 31, 2005	80,517,194	$57,846

Stock Options

Upon amalgamation, the stock options outstanding under the plans of Dayton Mining Corporation and Pacific Rim Mining Corp. were rolled over, provided that upon surrender, termination or expiry without exercise the shares are not available for the grant of new options.

In October 2002, shareholders approved a new stock option and bonus plan under which up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”). Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Details of options outstanding are as follows:

		Number of Options
				Weighted Average
			Total	Exercise Price
				(in Cdn $)	Expiry
Options outstanding at April 30,	1,804,380	3,210,800	5,015,180	$0.60	2004 -
2004					2008

Nine mos. ended January 31, 2005					2005-
-exercised	(13,200)	(20,000)	(33,200)	$0.59	2007
-expired/cancelled	(65,080)	-	(65,080)	$1.33	2004

Options outstanding at January 31,	1,726,100	3,190,800	4,916,900	$0.59	2005 -
2005					2008
					2005 -
Vested as at January 31, 2005	1,726,100	2,690,533	4,416,633	$0.49	2008

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

9.	Share Capital - Continued

Stock Options - Continued

The following table summarizes information about stock options outstanding to directors and employees as at January 31, 2005.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

May 28, 2005	$0.54	750,100	750,100
July 4, 2006	$0.29	976,000	976,000
April 18, 2007	$0.62	1,790,000	1,790,000
July 23, 2008	$0.43	170,800	113,867
October 8, 2008	$0.85	1,230,000	786,666
Total at January 31, 2005		4,916,900	4,416,633

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures are shown on a pro forma basis, as required.

		Three Months Ended			Nine Months Ended
		Jan. 31,	Jan. 31,		Jan. 31,	Jan. 31,
		2005*	2004**		2005*	2004**
Stock-based compensation expense relating to:
Administrative costs		$41	-		$128	269
Exploration costs		4	-		13	-
Total stock-based compensation		45	-		141	269
Loss for the period – as reported		(637)	(1,336)		(4,357)	(4,408)
Loss for the period – pro forma		N/A	(1,336)		N/A	(4,677)
Loss per share (basic and diluted) - As reported		(0.01)	(0.02)		(0.05)	(0.06)
- Pro forma	$	N/A	(0.02)	$	N/A	(0.06)

* **	Recorded as expense with an offsetting entry to share capital. Disclosed as an expense on a pro forma basis only.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

9.	Share Capital - Continued

Stock Options - Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

			Options Granted
		April 18,	July 23,	October 8,
		2002	2003	2003
	Risk free interest rate	4.31%	3.67%	3.85%
	Average expected option life	5 years	5 years	5 years
	Stock volatility – based on trading history	89.46%	35.43%	82.31%
	Dividend payments during life of option	none	none	none

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

On February 18, 2005, subsequent to this interim reporting period, the Company directors authorized the granting of an additional 1,330,000 incentive stock options under its stock option plan at an exercise price of Cdn$0.75 per share. Options issued to full and part-time employees and consultants vest as to one third upon grant and one third on each of the following two anniversary dates of the grant. Options issued to non-executive directors vest 100% upon grant. The options expire on February 18, 2010.

10.	Gold Sales Contracts

	(Metals prices in U.S. dollars)

At January 31, 2005, the Company’s gold hedging program consisted of 4,000 ounces (January 31, 2004 – 3,500) of forward sales contracts for future delivery of gold at various dates between February 2005 and May 2005 (February 2004 – May, 2004) at an average price of $432 (January 31, 2004 - $396) per ounce. The estimated fair value of these contracts at January 31, 2005 spot prices was $40 (January 31, 2004 - $(14) which represents the fair value or (liability) to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

11.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

12.	Commitments

	a)	Lease Commitments

The Company’s current lease commitments are unchanged from those listed in Note 12 a) of the audited financial statements contained in the April 30, 2004 annual report.

	b)	Proposed Sale of Subsidiaries

The Company signed a new letter of intent on January 27, 2005 with an arms-length purchaser for the sale of its subsidiary, DMC Cayman Inc. whose primary asset is the dormant Andacollo gold mine property in Chile. Under the terms of the tentative agreement, the purchaser is to make cash instalment payments totaling $ 5,000 as follows:

Upon signing of letter of Intent – non refundable deposit placed “in trust”	$100
Upon signing of formal agreement – held in trust until closing	900
On or before June 1, 2005	1,000
On or before 18 months after closing	1,000
On or before 30 months after closing	1,000
On or before 36 months after closing	1,000
Total Purchase Price	$5,000

The formal agreement is currently being finalized. No financial results from this tentative arrangement have been recorded in the books and records of the Company and these financial statements.

A previous non-related agreement for the sale of DMC Cayman Inc. as outlined in note 12(b) of the April 30, 2004 financial statements was cancelled in December 2004 by the previous purchaser. The Company retained a $100 non-refundable deposit, which has been recorded in these statements as a “Recovery of Investment in Andacollo Mine”.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

13.	Segmented Information

The company operates in one business segment, namely; gold mining with its sole producing asset being a 49% joint venture interest in a gold mine in Nevada, USA (acquired April 1, 2000), exploration activities in El Salvador (commencing April 6, 2000) and administrative offices in Canada and the USA. There has been no material change in segmented assets from those disclosed in the Company’s April 30, 2004 Annual Report.

Details are as follows:

	January 31,	April 30,
	2005	2004
Assets
Canada	$594	$1,017
USA	3,592	8,556
El Salvador	4,249	4,457
Chile	3	3
Total	$8,438	$14,033
Property, Plant and Equipment
Canada	6	9
USA	56	909
El Salvador	4,184	4,184
Chile	-	-
Total	$4,246	$5,102

	Three Months ended		Nine Months Ended
	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,
	2005	2004	2005	2004
Revenue, excluding interest income
Canada	$-	$-	$-	$-
USA	2,675	3,318	8,943	9,903
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$2,675	$3,318	$8,943	$9,903
Depreciation, depletion and amortization
Canada	1	1	3	3
USA	28	292	870	974
El Salvador	-	-	-	-
Chile	-	-	-	-
Total	$29	$293	$873	$977
Net income (loss)
Canada	(370)	(117)	(585)	(412)
USA	597	(277)	646	(1,412)
El Salvador	(968)	(1,074)	(4,670)	(2,984)
Chile	104	132	252	400
Total	$(637)	$(1,336)	$(4,357)	$(4,408)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

14.	Management Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements are included in the Report to Shareholders dated March 14, 2005.